02055524

EMERALD ISLE RESOURCES INC.

59 Nelson Road, Lively, Ontario, Canada, P3Y 1P4

705-682-0649 *Fax 705-682-2447*

October 8, 2002

82-1456

Via First Class Mail

Securities & Exchange Commission
450 - 5th St. N.W.
Washington DC 20549

SUPPL

02 OCT 21 AM 9:32

Attention : Office of International Corporate Finance
Re : US 12g3-2(b) Exemption #82-1456

Dear Reader:

Enclosed please find Emerald Isle Resources Inc.'s unaudited financial statements for the nine months ended July 31, 2002, for your records.

If you have any questions or comments, please contact the undersigned.

Thank you.

Sincerely,

M.N. Lapierre

EMERALD ISLE RESOURCES INC.
Per: M.N. Lapierre
Administration

PROCESSED
NOV 04 2002
THOMSON FINANCIAL

P

dlw 10/28

/ml
Encls.

82-1456

FORM 51-901F (FORMERLY FORM 61)

QUARTERLY REPORT

INCORPORATED AS PART OF *Schedules B & C*

ISSUER DETAILS

NAME OF ISSUER	***Emerald Isle Resources Inc.***
ISSUER ADDRESS	*106 Fielding Rd, Lively, Ont., Can., P3Y 1L5*
ISSUER PHONE NUMBER	*705-682-9234*
ISSUER FAX NUMBER	*705-682-2447*
WEBSITE ADDRESS	*None*
CONTACT E-MAIL ADDRESS	*None*
CONTACT PERSON	*D.A. Dupuis*
CONTACT'S POSITION	*Secretary*
CONTACT PHONE NUMBER	*705-682-9234*
FOR QUARTER ENDED	***July 31, 2002***
DATE OF REPORT	*September 30, 2002*

CERTIFICATE

SCHEDULES B&C REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED, AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

NAME OF DIRECTOR	SIGNED	DATE SIGNED
David Croutch	*"David Croutch"*	*September 30, 2002*
Edward J. Blanchard	E Blanchard	*September 30, 2002*

EMERALD ISLE RESOURCES INC.
BALANCE SHEET
AS AT JULY 31, 2002
(With comparative figures as at October 31, 2001)

		July 31, 2002 (unaudited)	Oct. 31, 2001 (audited)
ASSETS			
CURRENT ASSETS			
Cash		$ 17,647	$ 17,813
Accounts receivable		9,416	2,259
Prepaid expenses	*note 4*	7,541	7,686
		34,604	27,758
CAPITAL ASSETS	*notes 1 and 2*	216,243	216,243
OTHER ASSETS			
Deferred mineral property expenditures	*notes 1 and 3*	941,863	908,268
Mineral property acquisitions	*notes 1 and 5*	717,173	722,582
Investment in joint venture	*notes 1 and 4*	4,222	4,222
Deferred development expenditures	*notes 1 and 6*	393,870	393,870
		2,057,128	2,028,942
TOTAL ASSETS		**2,307,975**	**2,272,943**
LIABILITIES			
CURRENT LIABILITIES			
Accounts payable and accrued liabilities		66,035	93,675
Long-term debt due within one year	*note 4*	6,667	6,667
		72,702	100,342
LONG-TERM DEBT			
Loan payable	*note 4*	30,000	30,000
Principal payments due within one year		(6,667)	(6,667)
		23,333	23,333
OTHER LIABILITIES			
Advances from related parties	*note 4*	51,832	69,217
Advances from shareholders	*note 4*	49,964	48,168
		101,796	117,385
TOTAL LIABILITIES		**197,831**	**241,060**
SHAREHOLDERS' EQUITY			
CAPITAL STOCK			
Cost of issuance		(5,000)	
Issued and fully paid		3,215,851	3,041,701
		3,210,851	3,041,701
RETAINED EARNINGS			
Balance (deficit) - at beginning of year		(1,009,818)	(959,732)
Earnings (loss) for the period		(90,889)	(50,086)
Balance (deficit) - at end of period		(1,100,707)	(1,009,818)
TOTAL SHAREHOLDERS' EQUITY		**2,110,144**	**2,031,883**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**$ 2,307,975**	**$ 2,272,943**

Approved on behalf of the Board

Sgd. *"David Croutch"*

82-1456

EMERALD ISLE RESOURCES INC.
STATEMENT OF EARNINGS
FOR THE THREE AND NINE MONTH PERIODS ENDED JULY 31, 2002
(With comparative figures for the three and nine month periods ended July 31, 2001)
(Unaudited)

		Three months ended		Nine months ended	
		July 31/02	July 31/01	July 31/02	July 31/01
REVENUE	*note 4*	$ 0	$ 0	$ 0	$ 0
EXPENSES	*note 4*				
Wages and employees benefits					
Management fees		7,500	2,500	25,500	12,500
Professional fees		5,018	2,925	9,796	5,120
Office and administration		373	3,920	11,114	10,952
Maintenance and stock exchange fees		2,718	1,356	10,906	9,657
Interest on long-term debt					
Corporation/property tax				145	
Vehicle and travel		3,529		3,529	
General exploration		15,219		15,219	
Write off/abandonments		14,680		14,680	
Total Expenses		49,037	10,701	90,889	38,229
EARNINGS (LOSS) FOR THE PERIOD		$ (49,037)	$ (10,701)	$ (90,889)	$ (38,229)
EARNINGS (LOSS) PER SHARE		$ (0.005)	$ (0.001)	$ (0.009)	$ (0.005)

EMERALD ISLE RESOURCES INC.

CASH FLOW STATEMENT

AS AT JULY 31, 2002

(With comparative figures as at July 31, 2001)

(Unaudited)

	Three months ended		Nine months ended	
	July 31/02	July 31/01	July 31/02	July 31/01
CASH GENERATED FROM (USED FOR)				
OPERATING ACTIVITIES				
Earnings (loss) for the period	$ (49,037)	$ (10,701)	$ (90,889)	$ (38,229)
Changes in non-cash working capital components				
- accounts receivable	1,561	288	(7,157)	2,507
- prepaid expenses		(362)	145	(362)
- accounts payable	(8,071)	(6,730)	(27,640)	6,303
	(55,547)	(17,505)	(125,541)	(29,781)
INVESTMENT ACTIVITIES				
Deferred development expenditures				
Deferred mineral property expenditures	10,272	(230)	(33,595)	(230)
Investment in joint venture		(82,739)		(82,739)
Advances to joint venture				(1,088)
Mineral property acquisitions	5,409	455	5,409	455
Capital assets				
	15,681	(82,514)	(28,186)	(83,602)
FINANCING ACTIVITIES				
Issuance of capital stock	(5,000)	55,000	169,150	55,000
Advances from related parties	(8,276)	(1,337)	(17,385)	(21,337)
Advances from shareholders	605	61,855	1,796	48,494
Principal payments on long-term debt				
	(12,671)	115,518	153,561	82,157
INCREASE (DECREASE) IN CASH	(52,537)	15,499	(166)	(31,226)
CASH POSITION - at beginning of period	70,184	3,995	17,813	50,720
CASH POSITION - at end of the period	**$ 17,647**	**$ 19,494**	**$ 17,647**	**$ 19,494**

 82-1456

1. SIGNIFICANT ACCOUNTING POLICIES

(a) Capitalization policy

The amounts shown for mineral property acquisitions and deferred mineral property expenditures represent costs to date and do not necessarily reflect present or future values.

(b) Depreciation and amortization of capital assets

Capital assets are being depreciated on a declining balance basis at the following rates per annum:

Mill building	4%
Culverts	4%
Milling and processing equipment	20%
Mining equipment	20%
Other equipment and furniture	20%
Computer equipment	30%
Vehicles and moveable equipment	30%

One-half of the above rates is charged in the year of acquisition.

(c) Amortization policy

The mineral property acquisitions and deferred mineral property expenditures are to be amortized over the expected productive life of the projects, on a unit of production basis, once production has commenced or charged to expense in the year if the property is abandoned.

(d) Proportionate interest

The company's proportionate one-third interest in the EcoSource Garnet Inc. joint venture is reflected on a line by line basis. EcoSource Garnet, Inc. is engaged in the extraction and milling of garnet in Northern Ontario.

(e) Deferred development costs

The deferred development costs consist of amounts incurred to perform a market analysis for the product offering, to develop customer contacts and to establish/improve the production process at the garnet mill facility under development through the EcoSource Garnet, Inc. joint venture.

These costs are to be deferred until the commencement of commercial production. Upon achieving commercial production levels, the deferred development costs are to be amortized on a straight-line basis at the rate of 20% per annum.

2. CAPITAL ASSETS

The company's proportionate one-third interest in the capital assets, valued at cost less accumulated depreciation and amortization consist of:

	Asset at Cost	July 31, 2001 Accumulated Depreciation	Net
Milling and processing equipment	$ 235,889	$ 160,343	$ 75,546
Mill building	169,748	31,306	138,442
Mining equipment	2,169	1,458	711
Vehicles and moveable equipment	1,713	1,283	430
Other equipment and furniture	1,878	1,258	620
Computer equipment	1,039	864	175
Culverts	444	125	319
Land			
	$ 412,880	$ 196,637	$ 216,243

3. DEFERRED MINERAL PROPERTY EXPENDITURES

The deferred mineral property expenditures consist of:

	Oct. 31/01	Additions	July 31/02
Drilling	$ 366,211		$ 366,211
Stripping and trenching	259,007		259,007
Engineering and drafting	94,946	(3,698)	91,248
Line cutting, sampling and assays	69,780	13,237	83,017
Equipment rental	55,996		55,996
Extraction and crushing	23,015		23,015
Travel, accommodation and supplies	27,438	(582)	26,856

Safety and environmental	15,000	24,638	39,638
Road construction	9,212		9,212
Materials shipped to mill	(12,337)		(12,337)
	$ 908,268	$ 33,595	$ 941,863

The deferred mineral property expenditures, allocated between properties, are as follows:

	Oct. 31/01	Additions	July 31/02
Kenty	$ 505,488		$ 505,488
Chester	255,291	230	255,521
Joint Venture (Street)	133,679		133,679
Meat Cove	3,530	42,193	45,723
Weirs Pond	9,216	(9,216)	0
St. Stephen	1,064	388	1,452
	$ 908,268	$ 33,595	$ 941,863

Deferred mineral property expenditures totalling $642,978 have been passed on to the shareholders pursuant to three flow through share agreements. The future tax costs to the company, of flowing tax benefits through to investors, have not been recorded in the accounts. Subsequent to the period covered in this report, the company abandoned the option to acquire the Meat Cove property.

4. **INVESTMENT IN JOINT VENTURES**

ECOSOURCE GARNET, INC.

The company's proportionate one-third interest in the assets, liabilities, revenue and expenses of the EcoSource Garnet Inc. joint venture are reflected as follows:

		July 31/01
ASSETS		
Cash		
Accounts receivable		$ 0
Prepaid expenses		7,541
Capital assets	*note 2*	216,243
Deferred mineral property acquisitions	*note 5*	216,913
Deferred development expenditures	*note 6*	393,870
Deferred mineral property expenditures	*note 3*	133,679
		$ 968,246
LIABILITIES		
Accounts payable		$ 55,677
Loan payable		30,000
Advances from shareholders		16,053
Advances from related company/party		61,099
		$ 162,829
REVENUE		
Interest earned		$ 0
EXPENSES		$ 0

The company renounced $259,000 in deferred mineral property expenditures pursuant to existing flow through agreements. These renounced expenditures pertain to the company's share of expenditures incurred by the joint venture operating in Street Township. The future tax cost to the company, of flowing tax benefits through to investors, has not been recorded in these financial statements.

1098881 ONTARIO LIMITED

The company entered into a joint venture agreement with 1098881 Ontario Limited regarding sixteen patented mining claims in Swayze and Dore Townships, Ontario. Under the terms of the agreement, 1098881 Ontario Limited has acquired a 70% interest in the property by incurring $627,822 in qualified exploration expenditures.

In addition, 1098881 Ontario Limited must expend $1,000,000 in qualified expenditures before Emerald Isle Resources Inc. is required to contribute its pro rata share of the expenditures. As of the date of this report, no further work program has been conducted on the property.

82-1456

5. **MINERAL PROPERTY ACQUISITIONS**

The mineral property acquisitions consist of:

			2002
a)	Chester Property - Porcupine Mining Division, Ontario. Seventeen single unit unpatented mining claims were acquired in 1984 for $10,000 cash, issuance of 150,000 shares and the proposed issuance of up to 50,000 shares subject to approval by the regulatory authorities.	$	107,500
b)	Kenty Property - Township of Swayze, District of Sudbury. Sixteen single unit patented mining claims were acquired in 1985 for $75,000 cash, issuance of 100,000 shares and the proposed issuance of 100,000 shares subject to approval by the regulatory authorities.		386,500
c)	Street Property - Street Township, District of Sudbury. Eighteen unpatented mining claims, comprising of 52 units, have been acquired at a cost of staking of $288 and the issuance of 100,000 shares ($65,000). These eighteen claims were transferred to EcoSource Garnet, Inc. on July 30, 1996. (see note 4) An additional 3 unpatented mining claims, consisting of 21 units, were acquired in 2000 at the cost of staking on behalf of EcoSource Garnet, Inc., and were abandoned on August 18, 2002 by EcoSource Garnet, Inc.		216,913
d)	Meat Cove Property - Inverness County, Cape Breton, Nova Scotia. The company obtained in 2001 an option to purchase twenty-four unpatented mining claims under Mining License #00205 upon payment of $170,000. The company has paid $2,015 under the terms of the agreement. Subsequent to the period covered in this report, the Company abandoned its option to acquire the Meat Cove property.		2,015
e)	St. Stephen, Charlotte, New Brunswick. The company acquired in 2001 nineteen unpatented claims at the cost of staking.		4,245
		$	717,173

Unless otherwise noted, the titles to all the mining claims are in good standing.

6. **DEFERRED DEVELOPMENT EXPENDITURES**

The deferred development expenditures consist of:

		July 31, 2001		
MILLING OPERATIONS				
Depreciation	$	196,637		
Consulting		13,887		
Pump rentals		0		
Extraction costs of raw materials consumed		14,575		
Wages and employee benefits		32,376		
Equipment repairs and maintenance		9,972		
Utilities		9,469		
Management fees		36,262		
Travel and accommodation		2,288		
Freight costs and brokerage fees		1,245		
Supplies		1,114		
Packaging		465		
Fuel		402	$	318,692
MARKET DEVELOPMENT				
Wages and consulting fees		37,942		
Travel and accommodations		12,827		
Office and general		10,510		
Advertising		1,516		
Telephone		1,116		
Occupancy cost	$	38,986		102,897
SALES				(27,719)
NET DEFERRED DEVELOPMENT EXPENDITURES - *note 4*			$	393,870

Schedule A - Financial Statements

The unaudited financial statements for the nine months ended July 31, 2002 are attached.

Schedule B - Supplementary Information

1 The breakdown of deferred exploration expenditures is included in Schedule A.

2 Management and administrative fees of $26,970 and mineral exploration expenditures of $32,685 were paid or owing to a company managed by a director of Emerald Isle Resources Inc., during the period of this report.

3 (a)
- The company issued 25,000 common shares at $0.15 per share on January 28, 2002, pursuant to the exercise of a stock option agreement dated October 12, 2001;
- The company issued 50,000 common shares at $0.10 per share on February 20, 2002, pursuant to the exercise of 100,000 half-share purchase warrants pursuant to a private placement agreement dated June 28, 2001;
- The company issued 524,545 common shares at $0.22 per share on April 8, 2002, pursuant to private placement agreements dated February 1, 2002; and
- The company issued 227,272 common shares at $0.22 per share on May 6, 2002, pursuant to private placement agreements dated March 28, 2002.

(b) There were no options granted during the period of this report.

4 (a) The company's authorized capital consists of 100,000,000 common shares.

(b) The company's number and recorded value for shares issued and outstanding is as follows:

	# of Shares	2001
For cash	6,809,530	$1,648,184
Flow-through shares	1,281,540	901,978
For property	1,100,000	481,500
For debt settlement	27,145	10,039
	9,218,215	3,041,701
Issued during the period - for cash	826,817	174,150
	10,045,032	$3,215,851

(c)
- 469,900 directors' options at $0.15 exercisable on or before June 25, 2004.
- 75,000 employees' options at $0.15 exercisable on or before October 12, 2003.
- 750,000 non-transferable half-share purchase warrants entitling the holder to purchase one common share for every two warrants at a price of $0.10. Subsequent to the period covered in this report, the warrants expired unexercised.

(d) There are 375,000 shares held in escrow.

5 At the date of this report, the directors and officers of the company are as follows:

Blanchard, Edward J., President & Director
Croutch, David R., Director
Dupuis, Debra A., Corporate Secretary
Helfrick, Edward W., Director

Resource Properties - The mineral properties consist of:

Chester Township, Ontario - Seventeen single unit unpatented gold mining claims in Chester Township, Porcupine Mining Division, Ontario. All claims remain in good standing.

Swayze Township, Ontario - Sixteen single unit patented mining claims, Kenty Property, in the Township of Swayze, District of Sudbury. All claims remain in good standing. The company holds a 30% interest in the property.

Street Township, Ontario - Twenty-one unpatented mining claims, Street Property, in the Township of Street, District of Sudbury. Subsequent to the period covered in this report, three claims were abandoned; the remaining eighteen claims remain in good standing. The company holds a one-third interest in the property.

Meat Cove, Inverness County, Cape Breton, Nova Scotia - option to purchase twenty-four unpatented mining claims under Mineral License #00205 upon payment of $170,000. $2,015 has been paid under the terms of the agreement. Subsequent to the date of this report, the company abandoned the option to acquire the Meat Cove property.

St. Stephen, Charlotte, New Brunswick - Nineteen unpatented claims. All claims remain in good standing.

Schedule C - Management Discussion

Emerald Isle Resources Inc. is a public company (TSX: EIR) focused on the exploration and development of precious metals and industrial minerals.

Subsequent to the period covered in this report, the company announced that it had terminated its option to acquire a mining lease consisting of 24 claims in Cape Breton, Nova Scotia. The joint venture agreement with Enviro Industrial Technologies Inc., announced on April 24, 2002, has terminated, as well. The purpose of the joint venture was to establish the commercial production of magnesium chloride, calcium chloride, and calcium magnesium acetate products in Nova Scotia. The potential loss of rail service to Sydney, which remains an unresolved issue, and an onerous permit protocol, were key factors in the company's decision not to pursue this venture in Cape Breton.

The company retains magnesium chloride mining properties in New Brunswick, and is currently exploring a graphite prospect in Nova Scotia. The company still plans to pursue the commercial production of magnesium chloride and calcium chloride, but will focus on property in New Brunswick.

On August 23, 2002, subsequent to the period covered in this report, the company also announced that it had granted to a private, Ontario-based exploration company an option to acquire a 20% interest in seventeen unpatented mining claims in Chester Township, Ontario, in exchange for 200,000 common shares of the optionee, which have been delivered by the optionee. As announced on December 20, 2001, Emerald Isle Resources Inc. had previously granted to this optionee the right to acquire an 80% interest in the Chester Twp. property in consideration of payments totalling $75,000, to be staged over four years, and of exploration expenditures totalling at least $200,000, to be incurred over five years. In order to proceed with the exercise of the option to acquire a 20% interest in the Chester Twp. property, the optionee must first exercise its option to acquire an 80% interest on an accelerated basis, with the entire $75,000 to be paid on or before October 1, 2002. Should the optionee elect not to complete the exercise of its option to acquire a 20% interest, it may still acquire an 80% interest in the Chester Twp. property in accordance with the terms and conditions of the agreement announced in December 2001.

Emerald Isle Resources Inc. holds a one-third interest in EcoSource Garnet, Inc. ("Eco"), the owner of an almandine garnet deposit in Street Township, Ontario. The garnet project requires funds to complete Phase II of the project, which involves boosting the garnet pilot processing plant, constructed during Phase I and not currently in operation, to commercially-feasible production levels, and integrating the production of mica with garnet abrasive production. The project's mission is to provide for sale garnet

abrasives for water-jet cutting and sand-blast applications, and ground mica for various industrial applications.

Efforts to raise project funds continue.

During the period covered in this report, three claims in Street Township, which were acquired in 2000 at the cost of staking, were abandoned.

During the period covered in this report, the Company issued 25,000 common shares at $0.15 per share pursuant to the exercise of a stock option agreement. The Company also issued 50,000 common shares at $0.22 per share pursuant to the exercise of 100,000 half-share purchase warrants pursuant to a private placement agreement dated June 28, 2001. The Company also issued 524,545 common shares at $0.22 pursuant to a private placement agreement dated February 2, 2002.

On May 6, 2002, the Company issued 227,272 common shares at $0.22 per share pursuant to private placement agreements dated March 28, 2002. A finder's fee equal to 10% of the gross proceeds of the financing was paid to a finder dealing at arm's-length to the Company.

The Company reports that Edward J. Blanchard and Edward W. Helfrick were re-elected to the Board of Directors at the Annual General Meeting held on April 25, 2002. The Company is also pleased to welcome a new director; Mr. David R. Croutch, a business consultant based in Willowdale, Ontario, who was elected to the Board of Directors on April 25, 2002.

During the period covered in this report, the Company abandoned the Weirs Pond, Newfoundland property, which was acquired in 2001 at the cost of staking. Testing results did not warrant additional exploration.

Investor Relations - There were no investor relations arrangements or contracts entered into by the Issuer during the period.